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+-------------+
|  FORM 4     |                       U.S. SECURITIES AND EXCHANGE COMMISSION
+-------------+                                 WASHINGTON, D.C. 20549

[_] Check this box if
    no longer subject              STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    to Section 16.
    Form 4 or Form 5          Filed pursuant to Section 16(a) of the Securities
    obligations may               Exchange Act of 1934, Section 17(a) of the
    continue. See               Public Utility Holding Company Act of 1935 or
    Instruction 1(b).       Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

--------------------------------------------------------------------------------
1.  Name and Address of Reporting Person*

         Dodge                              Steven                     B.
--------------------------------------------------------------------------------
         (Last)                             (First)                     (Middle)

         116 Huntington Avenue
--------------------------------------------------------------------------------
         (Street)

         Boston                             Massachusetts              02116
--------------------------------------------------------------------------------
         (City)                             (State)                     (Zip)


2.   Issuer Name and Ticker or Trading Symbol

         American Tower Corporation (NYSE: AMT)
-----------------------------------------------------------------

3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

-----------------------------------------------------------------

4.   Statement for Month/Year

         March 2002
-----------------------------------------------------------------

5.   If Amendment, Date of Original (Month/Year)

-----------------------------------------------------------------

6.   Relationship of Reporting Person to Issuer (Check all applicable)

[X] Director     [X] Officer             [_] 10% Owner       [_] Other
                     (give title below)                          (specify below)

         Chief Executive Officer and Chairman
-----------------------------------------------------------------

7.  Individual or Joint/Group Filing (Check applicable line)

    [X]  Form filed by One Reporting Person
    [_]  Form filed by More than One Reporting Person

================================================================================
Table I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
================================================================================

1. Title       2. Trans-        3. Trans-     4. Securities Acquired (A)          5. Amount of         6. Owner-       7. Nature
   of             action           action        or Disposed of (D)                  Securities           ship            of In-
   Security       Date             Code          (Instr. 3, 4 and 5)                 Beneficially         Form:           direct
   (Instr. 3)     (Month/          (Instr. 8)                                        Owned at             Direct          Bene-
                  Day/          ----------------------------------------------       End of               (D) or          ficial
                  Year)                                                              Month                Indirect        Owner-
                                Code       V     Amount       (A) or     Price       (Instr. 3 and 4)     (I)             ship
                                                              (D)                                         (Instr. 4)      (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Class A Common    3/1/02            P             4,300         A        $5.03
Stock (1)
------------------------------------------------------------------------------------------------------------------------------------
Class A Common    3/1/02            P            15,700         A        $5.05
Stock (1)
------------------------------------------------------------------------------------------------------------------------------------
Class A Common    3/1/02            P             1,700         A        $5.13
Stock (1)
------------------------------------------------------------------------------------------------------------------------------------
Class A Common    3/1/02            P            18,300         A        $5.19
Stock (1)
------------------------------------------------------------------------------------------------------------------------------------
Class A Common    3/1/02            P            20,000         A        $5.45
Stock (1)
------------------------------------------------------------------------------------------------------------------------------------
Class A Common    3/1/02            P            10,000         A        $5.52
Stock (1)
------------------------------------------------------------------------------------------------------------------------------------
Class A Common    3/1/02            P             4,700         A        $5.53
Stock (1)
------------------------------------------------------------------------------------------------------------------------------------
Class A Common    3/1/02            P             5,300         A        $5.54
Stock (1)
------------------------------------------------------------------------------------------------------------------------------------
Class A Common    3/1/02            P            34,000         A        $5.55
Stock (1)
------------------------------------------------------------------------------------------------------------------------------------
Class A Common    3/1/02            P            17,200         A        $5.56
Stock (1)
------------------------------------------------------------------------------------------------------------------------------------
Class A Common    3/1/02            P            17,700         A        $5.57
Stock (1)
------------------------------------------------------------------------------------------------------------------------------------
Class A Common    3/1/02            P            31,500         A        $5.58
Stock (1)
------------------------------------------------------------------------------------------------------------------------------------
Class A Common    3/1/02            P            14,400         A        $5.59
Stock (1)
------------------------------------------------------------------------------------------------------------------------------------
Class A Common    3/1/02            P            35,200         A        $5.60
Stock (1)
------------------------------------------------------------------------------------------------------------------------------------
Class A Common    3/1/02            P            20,000         A        $5.65         710,030 (2)       D
Stock (1)
------------------------------------------------------------------------------------------------------------------------------------

                                                                                        26,727 (2)       I         By Trusts (3)
------------------------------------------------------------------------------------------------------------------------------------

                                                                                         5,000 (2)       I         By Spouse (3)
------------------------------------------------------------------------------------------------------------------------------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If this form is filed by more than one reporting person, see
  Instruction 4(b)(v).

                                                                          (Over)
                                                                 SEC 1474 (3-99)

================================================================================
 Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)
================================================================================

 1. Title of Derivative            2. Conver-            3. Trans-           4. Transac-            5. Number of Deriv-
    Security (Instr. 3)               sion or               action              tion Code              ative Securities
                                      Exercise              Date                (Instr. 8)             Acquired (A) or
                                      Price of              (Month/                                    Disposed of (D)
                                      Deriv-                Day/                                       (Instr. 3, 4, and 5)
                                      ative                 Year)
                                      Security
                                                                             ----------------------------------------------
                                                                                Code    V               (A)         (D)
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------


================================================================================
 Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
   (e.g., puts, calls, warrants, options, convertible securities) -- continued
================================================================================


                              6. Date Exer-     7. Title and Amount of       8. Price    9. Number       10. Owner-    11. Na-
                                 cisable and       Underlying Securities        of          of Deriv-        ship          ture
                                 Expiration        (Instr. 3 and 4)             Deriv-      ative            Form          of In-
                                 Date                                           ative       Secur-           of De-        direct
                                 (Month/Day/                                    Secur-      ities            rivative      Bene-
                                 Year)                                          ity         Bene-            Secu-         ficial
                                                                                (Instr.     ficially         rity:         Owner-
                              -------------------------------------------       5)          Owned            Direct        ship
                              Date     Expira-     Title      Amount or                     at End           (D) or        (Instr.
                              Exer-    tion                   Number of                     of               Indi-         4)
                              cisable  Date                   Shares                        Month            rect (I)
                                                                                            (Instr. 4)       (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:

(1) This Form 4 is being filed to report Mr. Dodge's purchase of an aggregate of 250,000 shares of Class A Common Stock on the open market on March 1, 2002.

(2) The information set forth in column 5, "Amount of Securities Beneficially Owned at End of Month" includes information, as of March 1, 2002, only with respect to Mr. Dodge's beneficial ownership of Class A Common Stock. It does not include information about Mr. Dodge's beneficial ownership of shares of Class B Common Stock (which are convertible into Class A Common Stock on a one-for-one basis) and stock options to purchase Class A and Class B Common Stock because Mr. Dodge had no reportable transactions in these other classes of securities during the period for which this report is filed.

(3) Mr. Dodge disclaims any beneficial ownership in shares owned by the trusts or his spouse.



** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

/s/ Steven B. Dodge                                March 4, 2002
-----------------------------                      -----------------------------

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

                                                                          Page 2
                                                                 SEC 1474 (3-99)